UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Sinovac Biotech Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Grant Thornton, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Grant Thornton is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Grant Thornton, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in mainland China.

To the Company’s knowledge based on the public EDGAR filings made by its shareholders, no shareholder, other than SAIF Partners IV, Weidong Yin, Prime Success, L.P., Vivo Capital, CDH Utopia Limited and 1Globe Capital LLC, owned more than 5% of the Company’s outstanding shares, as of March 31, 2023. Before reflecting the issuance of Exchange Shares as defined in the annual report on Form 20-F for the year ended December 31, 2022 of the Company filed with the SEC on April 28, 2023 (“2022 Annual Report”), SAIF Partners IV held 15.03% of the Company’s outstanding common shares and voting power; Weidong Yin held 8.87% of the Company’s outstanding common shares and voting power; Prime Success, L.P. held 8.23% of the Company’s outstanding common shares and voting power; Vivo Capital held 8.23% of the Company’s outstanding common shares and voting power; CDH Utopia Limited held 8.37% of the Company’s outstanding common shares and voting power; and 1Globe Capital LLC held 4.67% of the Company’s outstanding common shares and voting power. If after reflecting the issuance of Exchange Shares, SAIF Partners IV would hold 18.89% of the Company’s outstanding common shares and voting power; Weidong Yin would hold 11.01% of the Company’s outstanding common shares and voting power; Prime Success, L.P. would hold 10.34% of the Company’s outstanding common shares and voting power; Vivo Capital would hold 10.34% of the Company’s outstanding common shares and voting power; CDH Utopia Limited would hold 5.26% of the Company’s outstanding common shares and voting power; and 1Globe Capital LLC would hold 2.94% of the Company’s outstanding common shares and voting power.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s 2022 Annual Report for more details.

Based on the above, the Company is not owned or controlled by a governmental entity in mainland China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: April 28, 2023